Exhibit 3.2



Section 2. Number, Election and Term of Office. The number of Directors which constitute the entire Board of Directors of the Corporation shall be nine (9), and the Directors shall be elected and shall hold office only in the manner provided in these By-laws, except as otherwise provided in the Certificate of Incorporation and any duly authorized certificate of designation.